Filed by Engility Holdings, Inc. pursuant to Rule 425 under
the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Engility Holdings, Inc.
[Commission File No. 001-35487]

 Science Applications International Corporation Investor Day  InterContinental New York BarclayJanuary 7, 2019

 Forward-Looking Statements  Certain statements in this written communication contain or are based on “forward-looking” information within the meaning of the Private Securities Litigation Reform Act of 1995 that involves risks and uncertainties concerning the proposed transaction between SAIC and Engility, SAIC’s and Engility’s expected financial performance, and SAIC’s and Engility’s strategic and operational plans. In some cases, you can identify forward-looking statements by words such as “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” and similar words or phrases. Forward-looking statements in this written communication include, among others, statements regarding benefits of the proposed acquisition (including anticipated future financial operating performance and results), estimates of future revenues, operating income, earnings, earnings per share, charges, backlog, outstanding shares and cash flows, as well as statements about future dividends, share repurchases and other capital deployment plans. These statements reflect our belief and assumptions as to future events that may not prove to be accurate. Actual performance and results may differ materially from the forward-looking statements made in this written communication depending on a variety of factors, including: the possibility that the transaction will not close or that the closing may be delayed; the possibility that SAIC or Engility may be unable to obtain stockholder approval as required for the transaction or that the other conditions to the closing of the transaction may not be satisfied; the risk that Engility will not be integrated successfully into SAIC following the consummation of the proposed transaction and the risk that revenue opportunities, cost savings, synergies and other anticipated benefits from the acquisition may not be fully realized or may take longer to realize than expected, diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from the acquisition, difficulties in entering markets in which we have previously had limited direct prior experience, the potential loss of customers and other business partners following announcement of the acquisition, our ability to obtain financing on anticipated terms, compliance with new bank financial and other covenants, assumption of the known and unknown liabilities of the acquired company, recordation of goodwill and nonamortizable intangible assets subject to regular impairment testing and potential impairment charges, incurrence of amortization expenses related to certain intangible assets, assumption that we will enjoy material future tax benefits acquired in connection with the acquisition, developments in the U.S. government defense and intelligence community budgets, including budget reductions, implementation of spending cuts (sequestration) or changes in budgetary priorities; delays in the U.S. government budget process or approval to raise the U.S. debt ceiling; delays in the U.S. government contract procurement process or the award of contracts; delays or loss of contracts as result of competitor protests; changes in U.S. government procurement rules, regulations and practices; our compliance with various U.S. government and other government procurement rules and regulations; governmental reviews, audits and investigations of our company; our ability to effectively compete and win contracts with the U.S. government and other customers; our ability to attract, train and retain skilled employees, including our management team, and to retain and obtain security clearances for our employees; our ability to accurately estimate costs associated with our firm-fixed-price and other contracts; cybersecurity, data security or other security threats, systems failures or other disruptions of our business; resolution of legal and other disputes with our customers and others or legal or regulatory compliance issues, including in relation to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; our ability to effectively deploy capital and make investments in our business; our ability to maintain relationships with prime contractors, subcontractors and joint venture partners; our ability to manage performance and other risks related to customer contracts; the adequacy of our insurance programs designed to protect us from significant product or other liability claims; our ability to declare future dividends based on our earnings, financial condition, capital requirements and other factors, including compliance with applicable laws and contractual agreements; and our ability to execute our business plan and long-term management initiatives effectively and to overcome these and other known and unknown risks that we face.These are only some of the factors that may affect the forward-looking statements contained in this written communication. You should be aware that new factors may emerge from time to time and it is not possible to identify all such factors, nor can Engility or SAIC predict the impact of each such factor on the proposed transaction or the combined company. For further information concerning risks and uncertainties associated with SAIC’s and Engility’s respective businesses, please refer to the filings on Form 10-K, 10-Q and 8-K that SAIC or Engility make from time to time with the SEC, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Legal Proceedings” sections of SAIC’s and Engility’s Annual Report on Form 10-K which may be viewed or obtained through the Investor Relations section of SAIC’s web site at www.investors.saic.com or Engility’s web site at www.engility.com.All information in this written communication is as of the date hereof. SAIC and Engility expressly disclaims any duty to update any forward-looking statement provided in this written communication to reflect subsequent events, actual results or changes in SAIC’s or Engility’s expectations. SAIC and Engility also disclaims any duty to comment upon or correct information that may be contained in reports published by investment analysts or others.  2

Forward-Looking Statements

Additional Information and Where to Find It

In connection with the proposed acquisition of Engility, SAIC filed with the Securities and Exchange Commission ("SEC"), on December 3, 2018, an amendment to the registration statement on Form S-4 that was originally filed on October 18, 2018. The registration statement includes a joint proxy statement of SAIC and Engility that also constitutes a prospectus of SAIC. The registration statement was declared effective by the SEC on December 4, 2018, and SAIC and Engility commenced mailing the definitive joint proxy statement/prospectus to the stockholders of SAIC and Engility on or about December 4, 2018 seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT SAIC, ENGILITY, AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from SAIC at its website, www.saic.com, or from Engility at its website, www.engility.com.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

SAIC, Engility, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of SAIC and Engility in connection with the proposed transaction. Information about SAIC's executive officers and directors is set forth in its Annual Report on Form 10- K, which was filed with the SEC on March 29, 2018 and its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 25, 2018. Information about Engility's executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 2, 2018, and the proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 13, 2018.

Investors may obtain more detailed information regarding the direct and indirect interests of SAIC, Engility, and their respective executive officers and directors in the transaction by reading the definitive joint proxy statement/prospectus statement describing the proposed transaction filed with the SEC and other relevant materials to be filed with the SEC when they become available.

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SAIC
Redefining Ingenuity

SAIC PROPRIETARY

SAIC Investor Day 2019 – Agenda

Lunch and Registration	12:00 p.m. – 1:00 p.m.
Welcome and Introductions Shane Canestra	1:00 p.m. – 1:05 p.m.
SAIC Long Term Strategy and Business Highlights Tony Moraco	1:05 p.m. – 1:45 p.m.
Business Overview, Operating Model & Integration Nazzic Keene	1:45 p.m. – 2:15 p.m.
Engility Perspective Lynn Dugle	2:15 p.m. – 2:30 p.m.
Financial Outlook Charlie Mathis	2:30 p.m. – 3:00 p.m.
Concluding Remarks Tony Moraco	3:00 p.m. – 3:15 p.m.
Q&A	3:15 p.m. – 4:00 p.m.

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SAIC PROPRIETARY

 SAIC Long Term Strategy and Business Highlights  Tony Moraco, SAIC CEO

   SAIC’s pending acquisition of Engility accelerates the execution of our long term strategy to be the premier technology integrator in the government services market and deliver sustained profitable growth            SAIC Investor Day  LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS  ENGILITY PERSPECTIVE  BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION   FINANCIAL OUTLOOK  6  © SAIC. All rights reserved.   SAIC PROPRIETARY

       Key Messages for our Stakeholders  7  You should leave here today with the understanding that….    1  2  3  4  We are confident in our strategy to drive growth based on current contracts and growth opportunities that are aligned with areas of strategic national importance  With additional market access and technical talent we increase our capacity to enhance our leadership in market segments in which we operate  SAIC’s significant increase in cash flow and disciplined capital deployment creates value for our shareholders  SAIC is repositioned as a stronger government technology integrator poised to capitalize on strong market dynamics and accelerate our growth              SAIC Investor Day  LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS  ENGILITY PERSPECTIVE  BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION   FINANCIAL OUTLOOK

 SAIC’s Value Proposition to Investors  8    MARKET   Favorable Government Services Market Environment; Continued Investment in Focus Areas of Defense Readiness, IT Modernization, Cyber, Space, Intelligence, Training & Simulation     FINANCIAL PROFILE   Large Pure Play Service Provider to the U.S. Government with approximately $6.5B in Pro Forma Annual Revenues; Recurring Revenue Base with Significant Margin Expansion and Strong Cash Flow Generation    CAPITAL DEPLOYMENT  History of Disciplined Capital Deployment for Shareholder Value Creation Through a Balanced Mix of Dividends, Share Repurchases, and M&A    OPERATIONAL MODEL  Differentiated Matrix Operating Model Enabling Customer Account Management and Leveraging Capabilities Across Our Broad Portfolio to Compete More Effectively    CUSTOMERS & OFFERINGS  Enduring Customer Relationships Providing End-to-End Services and Innovative Technology Solutions Supporting Critical Missions of National Importance               SAIC Investor Day  LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS  ENGILITY PERSPECTIVE  BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION   FINANCIAL OUTLOOK

SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

Government Services Market Dynamics

- Customer funding priorities are shifting toward responses to near-peer threats in Space, Cyber, Unmanned Aerial Systems, Platform Lethality, and IT Modernization
  SAIC advantage: Space, Cyber and IT modernization capabilities and qualifications directly aligned to these areas of focus
- Customer buying patterns are slowly shifting from focus on cost to include alternative pricing and delivery models, with federal civilian agency customers ahead of defense
  SAIC advantage: Large scale provides flexibility and investment required for outcome based solutions and pricing models
- Labor market trends point to heightened challenges in acquiring and retaining talent, especially for cleared personnel
  SAIC advantage: workforce stability and career destination; addition of 6,000 Engility cleared personnel bringing total to about 16,000
- Future federal spending outlook: macro budget pressures remain, however, the government services market is very large and still contains opportunities for growth driven by dependencies on private sector

U.S. DISCRETIONARY FEDERAL BUDGET ($B'S)


$988
$470
$518
2013
$1,012
$492
$521
2014
$1,014
$492
$521
2015
$1,066
$518
$548
2016
$1,070
$519
$551
2017
$1,209
$580
$629
2018
$1,246
$599
$647
2019
Defense Cap
Non-Defense Cap

9
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SAIC PROPRIETARY

     SAIC’s Value Proposition to Customers  10  A technical approach to integration tailored to a customer’s mission requirements  Ability to meet aggressive schedules and overcome technical challenges on end to end services  Innovative approaches to the customers’ needs though our unique solutions and adoption of commercially available technologies  INNOVATION  TAILORED INTEGRATION  IMPLEMENTATION      Trusted partner with decades of successful contract execution and risk mitigation  HIGHCONFIDENCE          Leverage proven services and solutions across multiple customer sets and domains to maximize value  REPEATABLE SOLUTIONS      SAIC’s Value Proposition Drives Enduring Customer Relationships              SAIC Investor Day  LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS  ENGILITY PERSPECTIVE  BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION   FINANCIAL OUTLOOK

 Ingenuity 2025 – Vision Statement  Be the premier technology integrator in our market by making a profound difference supporting our customers’ missions, engaging the best talent in the industry while providing strong shareholder returns  OUR VISION  11  © SAIC. All rights reserved.   SAIC PROPRIETARY              SAIC Investor Day  LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS  ENGILITY PERSPECTIVE  BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION   FINANCIAL OUTLOOK

SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

SAIC Continues to Execute Ingenuity 2025 to Create Value

Achieve sustained profitable growth by delivering excellence to our customers' missions

Create and sustain a culture of exceptional talent, engaged employees and transparency while serving a nobler mission

Provide market leading total shareholder returns (TSR)

PROOF POINTS

5 consecutive quarters of organic revenue growth

Annual margin expansion while protecting investment accounts

Below market employee turnover while attracting best in class technical talent

Providing challenging and rewarding employment with upward mobility

Shareholder value creation through a balanced approach to capital deployment through debt repayment, dividends, share repurchases, and M&A

12 © SAIC. All rights reserved.

SAIC PROPRIETARY

SAIC Redefining Ingenuity

 Engility Acquisition Strengthens Ingenuity 2025 Strategy Execution  13  Combination of two leading government service providers, with highly complementary capabilities, customers, and cultures  Enhance shareholder value through improved cash flow and margin profile driven by cost synergies and increased growth from greater customer access with more competitive and differentiated solutions  Accelerate both companies’ long-term strategies, creating sub-segment scale in strategic business areas of national interest  Tenets of Strategic Intent  3      1      2      3                SAIC Investor Day  LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS  ENGILITY PERSPECTIVE  BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION   FINANCIAL OUTLOOK

 SAIC is Repositioned as a Stronger Market LeaderLTM Revenue ($B)  Last Twelve Months (LTM) as of the end of the third quarter of fiscal year 2019 for SAIC (November 2, 2018) and fiscal year 2018 for Engility (September 28, 2018), or the last reported quarter of peer companiesSource: Company filings                  $10.1  $6.5  $4.6  $1.9  $6.4  $4.5  $4.6  $1.9  $1.9    $4.2      Increased investment capacity; 40% increase in business development dollarsIncreased acquisition capacityResiliency during periods of customer funding uncertainty    ADVANTAGE OF SCALE  14              SAIC Investor Day  LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS  ENGILITY PERSPECTIVE  BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION   FINANCIAL OUTLOOK

SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

Engility's Portfolio Accelerates Targeted Market Penetration

INCREASED MARKET ACCESS

EXPANDS INTEL PRESENCE

- Total Intel portfolio (including NRO) increases from ~$375M to $1B+
- Non-NRO Intel increases from less than $100M to ~$500M
  - Adds ~$300M of revenue at strategic intelligence agencies

CREATES A LEADER IN SPACE

- Solidifies a leading position at NRO with combined revenue of ~$500M
- Becomes a market share leader in Air Force Space with annual revenue of $250M+
- Well-positioned to support additional investments n space missions
- Total Space portfolio increases from ~$350M to $1B+

ENHANCED CAPABILITY PORTFOLIO

DOUBLES SYSTEMS ENGINEERING & INTEGRATION PORTFOLIO

- SE&I revenue now spread across DoD, Space, Intel, and Federal Civilian
- SE&I revenue increases from ~$600M to $1.4B

ADDS SCALE IN TRAINING, SIMULATION & ANALYTICS

- Engility's largest DoD contract is ~$50M Army training contract
- Adds additional $50M in Federal Civilian training contracts
- Training, Simulation & Analytics revenue increases from ~$400M to ~$550M

15
© SAIC. All rights reserved.
SAIC PROPRIETARY
SAIC Redefining Ingenuity

SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

Shareholder Value Creation Opportunities Enhanced by the Acquisition

ACCELERATION OF REVENUE GROWTH

Increased Investment Capacity
Ability to pursue additional strategic contract opportunities and expand capabilities portfolio

Addition of 6,000 Cleared Personnel
Increases cleared workforce by 60%+ amidst tightening labor market

Strategically Aligned with Key Customers
Increased access and capabilities in areas of national importance

INCREASED PROFITABILITY AND CASH FLOW GENERATION



+170 bps
7.3%*
9.0%
FY2019E SAIC Stand Alone
FY2022E Pro-Forma

Improved Margin Profile
Identified $75M of run-rate net cost synergies



+100%
$250M
$500M
FY2019E SAIC Stand Alone
FY2022 Pro-Forma

Enhanced Cash Flow Generation
Driven by cost synergies as well as accelerated use of tax assets and interest savings



3-Year Operating Cash Flow Allocation
65% Deployable Cash
11% Debt Repayment
16% Dividends
8% CapEx

Greater Financial Flexibility
Maintain disciplined and balanced capital deployment

* Midpoint of fiscal year 2019 adjusted EBITDA margin expectation of 7.2% to 7.4%

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© SAIC. All rights reserved.

SAIC PROPRIETARY

SAIC Redefining Ingenuity

SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

Engility Acquisition Addresses Ingenuity 2025 Performance Drivers for Sustained Profitable Growth

SUB-SEGMENT LEADERSHIP

Develop and sustain leadership positions in key market sub-segments

- Expand intelligence accounts with analytics, training, advanced mission support, and high performance computing
- Solidify Space SE&I market leadership

REPEATABILITY OF OFFERINGS

Increase deployment of solutions and offerings that leverage shared assets and learning

- Enhanced solutions in model-based systems engineering, training delivery and advanced analytics
- Expanded cloud integration and migration portfolio with qualifications within the intelligence community

BALANCED AND DIVERSIFIED PORTFOLIO

Build a portfolio with an appropriate mix of customers, market segments, and contract types

- Critical mass added in Intelligence Community Agencies and expanded presence in Navy accounts
- Addition of new accounts with Food and Drug Administration, Health agencies, and Department of Justice

SAIC and Engility — Better and Stronger Together

17 © SAIC. All rights reserved.

SAIC PROPRIETARY

SAIC Redefining Ingenuity

 Business Overview, Operating Model, and Integration  Nazzic Keene, SAIC COO

 Our Motivation is to Deliver Value to All Three Stakeholders  19  Driven by mission, united by purpose, inspired by opportunity  We are mission critical because the mission is critical to our country        Excited by a bright future forged by strong legacies of integrity, knowledge, ingenuity and success  Leading the technology integration market and committed to exceeding expectations    Customers  Employees              Investors and Shareholders             SAIC Investor Day  LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS  ENGILITY PERSPECTIVE  BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION   FINANCIAL OUTLOOK    Driven by mission, united by purpose,inspired by opportunity

SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

SAIC Operating Model Supports Effective Integration and Drives Growth

Our Matrix Operating Model is Designed To:

1. Drive growth through customer aligned accounts
2. Enhance engagement and leverage of our people
3. Enable repeatable solutions facilitating profitable growth



Defense Systems Group
Jim Scanlon
Civilian Markets Group
Bob Genter
National Security Group
Mark Escobar
Solutions & Technology Group
Market Segments
Engineering, Integration, & Mission Solutions (EIMS)
Information Technology Solutions (ITS)
Platform Integration, Logistics, Readiness & Sustainment (PILRS)
Josh Jackson

20
© SAIC. All rights reserved.
SAIC PROPRIETARY

SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

Engility Acquisition — Integration Planning is Complete and SAIC is Ready to Execute on Day 1

ACCOMPLISHMENTS

- ✓ Senior leadership engaged in joint decisional steering committee – operating from announcement through full integration
- ✓ All leadership and portfolio decisions made early to ensure immediate engagement and alignment
- ✓ Strengthened operating model to facilitate profitable growth and mitigate integration risks
- ✓ Cost synergies identified and execution implemented early
- ✓ Investment accounts protected or increased to drive profitable growth

IN PROGRESS ACTIVITIES

- Organizational change management plan continues to ensure success
- Launch plans underway for 'Day 1 Brand Splash Campaign' for all stakeholders
- Information technology integration roadmap established and being implemented
- Well positioned for immediate 'joint' pipeline execution to drive profitable growth immediately
- Revenue synergy execution plans will be implemented on Day 1

With Planning and Key Decisions Completed, We Have e-Risked and Will Be 'In the Market' on Day 1

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SAIC PROPRIETARY
SAIC Redefining Ingenuity

SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

Engility Acquisition — Cost Synergy Status

YEAR 1 PLANNED NET SYNERGY TARGET OF $38M

- Synergy planning preserves and enhances operations
  - ~60% of identified synergies come from corporate and back-office functions
  - Protects and enhances investment accounts of IRAD and B&P; ~40% increase in business development dollars to support prioritized investments
  - Preserves go-to-market and enhances talent acquisition capabilities
- On track to achieve target of $150M of gross / $75M net run-rate synergies by the end of Year 2 (FY2021)
- Teams have identified a total of $38M of highly achievable net in-year synergies for FY2020 (~$75M gross)

IDENTIFIED YEAR 1 NET COST SYNERGIES TOTAL $38M


Net in-year synergies for FY2020 ($M)
$40
$35
$30
$25
$20
$15
$10
$5
$-
$33
$5
$38
In-year impact from synergy activities at close
In-year impact from synergy activities begun in FY2020
Total in-year synergies for FY2020
CORPORATE & BACK OFFICE INTEGRATION
STREAMLINED OPERATING MODEL
FACILITIES OPTIMIZATION

85% of Total Net Cost Synergies in Year 1 Achieved at Close

22
© SAIC. All rights reserved.
SAIC PROPRIETARY
SAIC Redefining Ingenuity

SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

Customer Access is Strengthened by Addition of Engility portfolio

CIVILIAN MARKETS GROUP

- **Pro Forma Annual Revenue:** ~$1.8B
- **Strategic Sub-Segments:** Software Development, IT Modernization, IT Infrastructure, End-User Services, Data Analytics, Mission Support
- **Notable Contracts:** DoS Vanguard, NASA NICS, FAA CTC, FRTIB TESS, NASA EAST, NASA OMES


~27%
SAIC
~$6.5B of Annual Pro-Forma Revenue
~46%
~27%

DEFENSE SYSTEMS GROUP

- **Pro Forma Annual Revenue:** ~$3.0B
- **Strategic Sub-Segments:** Engineering and Integration; Analytics; Training and Mission Solutions; Enterprise IT, Cyber, and Software; Supply Chain Management
- **Notable Contracts:** Army AMCOM EXPRESS, Army Battlefield Systems, Army Virtual Systems, Army ITES-3S, Navy Seaport-NextGen, DLA MRO, DLA CHEMPOL

NATIONAL SECURITY GROUP

- **Pro Forma Annual Revenue:** ~$1.7B
- **Strategic Sub-Segments:** Systems Engineering & Integration, Mission Support, Cyber Operations, Analytics, Training, Enterprise & Mission IT
- **Notable Contracts:**
  - Multiple classified SETA/SE&I contracts at the NRO and other Intelligence agencies
  - USCENTCOM Command, Control, Communications, and Computer Systems Enterprise Services

SAIC's Portfolio Benefits from Customer Diversification, Scale and Alignment to Mission

23
© SAIC. All rights reserved.

SAIC Redefining Ingenuity

SAIC PROPRIETARY

SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

SAIC – with Engility – 'Better Aligned to Customers' Critical Missions

IT MODERNIZATION

- Aging IT infrastructure across the U.S. Government is driving investments in transforming legacy systems in application development, cloud, analytics, cyber, training, end-user services, and infrastructure

CYBER SECURITY

- Increasing threat environment from numerous classes of actors
- Market demand for solutions ranging from space resilience to network security to insider threat analysis; cyber is no longer just an IT priority, cyber is in everything

SPACE

- U.S. desire to reestablish a dominant position in space mission capabilities and enhance system resiliency
- New threats from near-peer adversaries with significant capability driving enhanced focus and funding (creation of a new U.S. space organization)

DATA PROLIFERATION

- Timely and secure access to high-volume, distributed data and information is of great importance
- Need to advance intelligence integration by leveraging new capabilities in machine learning and artificial intelligence in a secure information technology enterprise

TRAINING & READINESS

- Training and readiness remains a priority; force of the future will require greater access to technology and training
- Military services are driving towards rapid fielding and requiring proven systems & solutions
- Focus on providing global, secure supply chain solutions, with increased emphasis on outsourcing more commodities

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© SAIC. All rights reserved.
SAIC PROPRIETARY
SAIC
Redefining Ingenuity

SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

Defense Systems Customer Group — Overview

STRATEGIC FOCUS

- Army: Expand beyond Huntsville into new Army R&D centers
- Navy: Transform portfolio with more software and hardware integration service
- Mission/Enterprise IT: Expand portfolio of apps modernization and sustainment; provide integrated mission command and control solutions for the DoD
- Logistics & Supply Chain Management: Leverage supply chain success to enter high-end engineering services market for DoD sustainment facilities
- Platform Integration: Leverage engineering based solutions to support lower risk modernization programs for Army/USMC to include select prototyping efforts

THE ENGILITY EFFECT

- Army Account… together we will be a leading High Performance Computing provider in DoD; a major player in Army Open Source Intelligence and in Live, Virtual and Constructive (LVC) Training across the Army
- Navy/USMC Account … together we will be a major player in NAVAIR services in Patuxent River, in the Navy Expeditionary Warfare arena, and in the Navy LVC training and War Gaming market
- Engility's IAC-MAC contract provides SAIC access to compete for high end engineering work across all of DoD

KEY CUSTOMERS

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SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

Defense Systems Customer Group

CASE STUDY

U.S. Army Virtual Systems Engineering Services (VSES) Contract

5 Year, $400M contract awarded in June 2017

SERVICE PROVIDED

- Contract Objective: Acquire systems engineering and computer resource engineering support within the domain of Virtual, Interactive, and Multimedia Systems
- Scope: Provide system lifecycle support to define concepts, define requirements plan, manage, develop, sustain, modify, improve, train, market, field, and retire systems and system computer resources for the Systems Simulation, Software and Integration (S3I) Directorate

STRATEGIC VALUE

- Aligned to critical mission area of training and readiness focus
- Past performance qualifications in large scale systems engineering and modernization will support growth across portfolio
- Important to initiative of restoring technical dominance of US military forces





AMRDEC

SAIC Redefining Ingenuity

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SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

Civilian Markets Customer Group — Overview

STRATEGIC FOCUS

- #1 IT provider at State Department, NASA, Department of Agriculture (USDA)
- #3 services provider at NASA
- #1 Software Provider at US Patent Trade Office
- One of the leading providers of End User Services to Civilian Market
- Continue to drive Government-wide IT Modernization Campaign with first wave of GSA targets - USDA IT Modernization awards followed by Department of Labor and Housing and Urban Development

THE ENGILITY EFFECT

- **FAA:** Nearly doubles account revenue to $290M, major expansion into System Engineering and acquisition support
- **DOJ:** adds revenue of $170M to the portfolio providing acceleration to strategic account penetration, access to populated joint venture to bid new work
- **Health:** adds revenue of $60M to the portfolio providing entry into the Federal Drug Administration, Veterans Affairs, and Military Health through high- end professional services

KEY CUSTOMERS

NASA | Department of State | Federal Aviation Administration | USDA

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SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

Civilian Markets Customer Group

CASE STUDY

NASA Omnibus Multidiscipline Engineering Services (OMES)

5 Year, $620M contract awarded in June 2017

SERVICE PROVIDED

- Development of instruments and flight subsystems (hardware and software) for robotic satellite servicing missions
- Development of a variety of tools for in flight operations including space walks (extra-vehicular activities)
- Systems engineering and programmatic support for Joint Polar Satellite System (next generation NOAA polar orbiting weather satellite series)

STRATEGIC VALUE

- Penetration of space mission support at historically enterprise IT customer - proving value of SAIC Account Model
- Large scale revenue synergy opportunity from the Scitor acquisition demonstrating success of revenue expansion from SAIC operating model. Expanded capabilities and qualifications from legacy Scitor to outside the intelligence community
- Strong Past Performance to support SAIC's leadership position in Space Domain





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SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

Civilian Markets Customer Group

CASE STUDY

Department of State Vanguard

10 Year, $2.5B contract, option year 8 commences February 2019

SERVICE PROVIDED

- Network design, maintenance, and operations
- Security operations, assessment and authorization
- Tier I, II, and III support to Department of State worldwide messaging systems
- Data Center Operations, Tier III, engineering support

STRATEGIC VALUE

- Execution of large, multi-billion dollar contract of national importance
- Management of one of the largest, most secure networks in the world
- Fixed price past performance qualification in large scale enterprise IT business also demonstrating the significant use of key partners




DEPARTMENT OF STATE
UNITED STATES OF AMERICA





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SAIC Redefining Ingenuity

SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

National Security Customer Group — Overview

STRATEGIC FOCUS

- Maintain and leverage our strong National Reconnaissance Office (NRO) SETA and SE&I position serving space missions
- Significantly expand our services in other key intelligence agencies
- Become the top Systems Engineering Integrator in the Space Community
- Expand policy thought leadership and broad mission IT services to Combatant Commands
- Leverage IT presence to expand our mission IT services focusing on IT modernization, software development, application migration to cloud, and analytics

THE ENGILITY EFFECT

- Establishes SAIC as a market leader providing services to two notable intelligence agencies
- Yields strong platform for expansion into other intel agencies
- Establishes SAIC as a market leader providing SE&I services to Air Force space
- Additional mission critical client access in Defense Agencies such as the Defense Threat Reduction Agency

KEY CUSTOMERS

SAIC
Redefining Ingenuity

30
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SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

National Security Customer Group

CASE STUDY

National Security Space Portfolio

SERVICE PROVIDED

SAIC provides:
Deep and broad space system domain expertise, systems engineering, integration, and operations support services

For:
DoD and Intelligence Community payload launch, command and control, missile defense, and on-orbit systems that are critical to our national security

STRATEGIC VALUE

- Engility accelerates SAIC's position as a market leader in the DoD and Intelligence Community space mission area
- SAIC professionals are shoulder-to-shoulder with government leaders forging the future of National Security Space and how our nation protects against the evolving challenges of:
  - Contested space
  - Hypersonic weapon defense







31
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 Solutions & Technology Group –Solutions for Profitable Growth  32            Business Model Enablers  Portfolio and Knowledge Management  Technology and Innovation  SOLUTIONS AND TECHNOLOGY GROUP  Solution Development  Solution Delivery  Solution Architecting            STG is the Engine that Enables SAIC as a “Premier Technology Integrator” in our Market              SAIC Investor Day  LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS  ENGILITY PERSPECTIVE  BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION   FINANCIAL OUTLOOK

SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

Solutions & Technology Group — Overview

MISSION

- To serve as SAIC's hub of innovation, enabling the company to achieve its objective to be the premier technology integrator serving the federal government
- Develop and sell innovative differentiated solutions across the portfolio of programs to drive increased profitability and revenue growth in customer accounts

ALLIANCE PARTNERS

redhat | NetApp | amazon web services | Cisco Solution Partner

DELL EMC | vmware | servicenow

Bb Blackboard | root9B | splunk> | Microsoft

SOLUTION AREAS

- IT modernization
- Software
- Cyber
- Analytics
- Engineering & Integration
- Training, Readiness, and Mission Support

THE ENGILITY EFFECT

- Enhanced solutions and talent in model-based systems engineering
- Increased depth in advanced analytics (including artificial intelligence), particularly serving intelligence market
- Improved scale in training delivery, specifically in the live domain
- Expanded cloud integration and migration portfolio with qualifications within the intelligence community

Developing, selling and implementing innovative, repeatable solutions across the portfolio will drive profitable growth

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SAIC Redefining Ingenuity

SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

Solutions & Technology Group – Talent and Technology

Engineering, Integration And Mission Solutions (EIMS)

- **Talent:** ~10,000 professionals with concentrations in Systems Engineering, Training, Modeling and Simulation, Analytics, and Program Management
- **Technology:** Digital Engineering Platform, Advanced Analytics Platform, SAIC Integrated Training Edge

Information Technology Solutions (ITS)

- **Talent:** ~6,000 professionals with concentrations in Software Development (agile and DEVSECOPS), Cloud, Cyber, IT services and modernization
- **Technology:** Integrated IT Modernization, Cloud Migration Edge, Cyber Security Edge, U-Centric End User Services, Application Modernization/Migration

Platform Integration, Logistics, Readiness and Sustain (PILRS)

- **Talent:** ~3,000 professionals with concentrations in Engineering, Design, Logistics, and Supply Chain Management
- **Technology:** Integrated Logistics Toolkit, Engineering Design Toolkit, Platform Modernization

The Intersection of Great Talent, Leveraged Technology and Repeatable Solutions will Drive Success

34
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SAIC Redefining Ingenuity

SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

Accelerating Profitable Growth and Driving Revenue Synergies

- Position of Strength on Day 1
  - Pro-forma backlog of $14.5B
  - Combined value of submitted proposals of $20B
  - Low recompete volume in FY2020 (~13% of revenues); drives greater investments in new business pursuits
  - Increased investments of ~40% in business development and IR&D will drive additional pursuits and growth
  - Addition of ~6,000 cleared personnel enhances ability to win in areas of strategic importance

- Strong Revenue Synergy Opportunities will Strengthen Pipeline
  - Probability of win increased in shared accounts as result of increased capabilities, stronger past performance and greater account access
  - Leveraging SAIC IT solutions to Engility portfolio will create new opportunities for growth
  - Leveraging Engility mission capabilities into SAIC portfolio will create additional market opportunities (Air Force space)
  - Increased scale provides operational and cost efficiency providing greater value to customer
  - Increased access to Indefinite-Delivery, Indefinite-Quantity (IDIQ) vehicles provides additional access and flexibility

SAIC: Built for Long-Term Sustained Profitable Growth

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SAIC Redefining Ingenuity

 Ingenuity 2025 – Performance Drivers for Sustained Profitable Growth are all enhanced by Engility Acquisition  SAIC will now be a market leader in all three Customer Portfolios (Defense, Civilian and National Security) and in all three Market Segments (EIMS, ITS and PILRS)  SAIC’s expanded portfolio of repeatable solutions in all three market segments will drive greater revenue opportunities across the portfolio while increasing profitability in our existing and new programs  SAIC’s more diversified position in our markets allow for the benefits of scale to drive customer access and profitable growth while ensuring less volatility in changing government priorities  36  SAIC and Engility — Better and Stronger Together    SUB-SEGMENTLEADERSHIP    REPEATABILITYOF OFFERINGS    BALANCED AND DIVERSIFIED PORTFOLIO              SAIC Investor Day  LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS  ENGILITY PERSPECTIVE  BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION   FINANCIAL OUTLOOK

 Engility Perspective  Lynn Dugle, Engility CEO

SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

Engility in CY2018 – Strong Momentum

STRATEGIC PIVOT IN CY2017
- TASC business development and branding integration
- Alignments of strategic priorities and investments

PHASED OUT LPTA
- Only 1–2% of bids in the last 3 years

INVESTED IN TALENT & TECH
- OMG! – On-mission Growth
- IDIQ/GWAC Center

ENGILITY 2.0 STRATEGY IN CY2018
- New culture of growth
- New go-to-market approach with differentiated solutions
- Favorable budget environment

STRONGER FINANCIALS
- Improved win rates
- Strengthen balance sheet
- 2.4x Q3 book-to-bill – highest in Engility history
- Preliminary Q4 book-to bill of greater than 1.0x

DRIVING TO GROWTH IN CY2019
- Backlog up 20% year-over-year
- TTM book-to-bill of 1.4x
- Intelligence – 15 consecutive quarters of growth
- Space – strong customer confidence, reliable growth market
- Defense – doubled recompete win rate

38
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SAIC. Redefining Ingenuity

SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

Stronger Together


Strategy Acceleration
STRONGER

Differentiated Solutions Strategy

- Increased investments
- Accelerate development and marketing
  - Artificial Intelligence and Machine Learning
  - Data Analytics
  - Resilient Space
- Enhanced competitive position

Talent Strategy

- Cleared talent pool of ~16,000 employees
- Talent development opportunities
- Stronger employer brand

Market Expansion Strategy

- Federal IT entry, Space and Intel market leadership
- Impressive past performance
- Breadth and depth of capabilities
- Doubles Engility's addressable market

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SAIC Redefining Ingenuity

 Financial Outlook  Charlie Mathis, SAIC CFO

 SAIC’s Value Proposition  41            SAIC Investor Day  LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS  ENGILITY PERSPECTIVE  BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION   FINANCIAL OUTLOOK    MARKET   Favorable Government Services Market Environment; Continued Investment in Focus Areas of Defense Readiness, IT Modernization, Cyber, Space, Intelligence, Training & Simulation     FINANCIAL PROFILE   Large Pure Play Service Provider to the U.S. Government with approximately $6.5B in Pro-Forma Annual Revenues; Recurring Revenue Base with Significant Margin Expansion and Strong Cash Flow Generation    CAPITAL DEPLOYMENT  History of Disciplined Capital Deployment for Shareholder Value Creation Through a Balanced Mix of Dividends, Share Repurchases, and M&A    OPERATIONAL MODEL  Differentiated Matrix Operating Model Enabling Customer Account Management and Leveraging Capabilities Across Our Broad Portfolio to Compete More Effectively    CUSTOMERS & OFFERINGS  Enduring Customer Relationships Providing End-to-End Services and Innovative Technology Solutions Supporting Critical Missions of National Importance

SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

Three-Year Pro Forma Outlook

GOAL — ACHIEVE MARKET LEADING TOTAL SHAREHOLDER RETURNS (TSR)

LONG-TERM FINANCIAL OBJECTIVES (on average and over time)	THREE-YEAR PRO FORMA PERFORMANCE (FY2020 – FY2022)
Annual Internal Revenue Growth *(Low single digit annual growth)*	Three-year CAGR of ~3%
Adjusted EBITDA Margin *(Annual organic margin expansion of 10 to 20 bps)*	Adjusted EBITDA of 9.0% by FY2022, 170 bps improvement(1)
Free Cash Flow *(Increase with profitability)*	Approaching $500M of free cash flow in FY2022
Financial Leverage *(Optimal leverage of 2.5x – 3.0x)*	Debt to EBITDA leverage of 2.7x by end of FY2022 with mandatory debt repayments only

(1) EBITDA is a performance measure that is calculated by taking net income and excluding interest provision for income taxes and depreciation and amortization. Adjusted EBITDA is a performance measure that excludes restructuring and acquisition and integration costs that SAIC does not consider indicative of its ongoing performance.

42
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SAIC Redefining Ingenuity

       Engility Contributes Significantly to Stronger Financial Profile  43  $4.6B  $7.0B  FY2019E SAIC Stand Alone  FY2022E Pro Forma  7.3%**  9.0%  FY2019E SAIC Stand Alone  FY2022E Pro Forma  $250M  $500M  FY2019E SAIC Stand Alone  FY2022E Pro Forma  REVENUE  +3% CAGR (FY20 – FY22)  ADJUSTED EBITDA MARGIN  +170 bps  FREE CASH FLOW*  +100%   +56%              SAIC Investor Day  LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS  ENGILITY PERSPECTIVE  BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION   FINANCIAL OUTLOOK  * Free Cash Flow is defined as cash flows from operating activities less expenditures for property, plant and equipment (capex)** Midpoint of fiscal year 2019 adjusted EBITDA margin expectation of 7.2% to 7.4%

SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

Cost Synergies Enhance Profitability and Cash Flow

	FY2020	FY2021	FY2022
Cumulative Gross Cost Synergies	$75M	$150M	$150M
Cumulative Net Cost Synergies and Adjusted EBITDA* Impact *(after effect of cost reimbursable contracts at ~50%)*	$38M	$75M	$75M

	FY2020	FY2021	FY2022
Costs to Achieve – Integration Costs	$38M	$38M	$0M

** Excluding integration costs*

85% of Total Net Cost Synergies in Year 1 Achieved at Close

44
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SAIC. Redefining Ingenuity

 Initial FY2020 Pro Forma Financial Outlook  45  LONG-TERM FINANCIAL OBJECTIVES(On average and over time)  FISCAL YEAR 2020 PRO FORMA OUTLOOK  Annual Internal Revenue Growth(Low single digit annual growth)  Revenue range of $6.45B to $6.65B   Adjusted EBITDA Margin  Adjusted EBITDA Margin of 8.1% to 8.4% (excluding acquisition and integration costs)  Free Cash Flow(Increase with profitability)  Meet or exceed $400M of free cash flow   Financial Leverage(Optimal leverage of 2.5x – 3.0x)  Debt to adjusted EBITDA leverage of 3.5x by year end with mandatory debt payments only    FISCAL YEAR 2020 PRO FORMA OUTLOOK IS IN LINE WITH LONG TERM TARGETS              SAIC Investor Day  LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS  ENGILITY PERSPECTIVE  BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION   FINANCIAL OUTLOOK

 Initial FY2020 Pro Forma Financial Outlook – Other Items  46    FISCAL YEAR 2020 PRO FORMA OUTLOOK  Annual Effective Tax Rate  20% to 25%  Shares Outstanding (at close)  ~60M  Debt /Annual Interest Rate  $1.9B of debt with a blended rate of 4.50% (70% of debt hedged to fixed rate)   Capital Expenditures  ~$35M  Net Present Value of Acquired Tax Assets  $250M              SAIC Investor Day  LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS  ENGILITY PERSPECTIVE  BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION   FINANCIAL OUTLOOK

SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

Capital Structure Enhanced by Equity Based Transaction and Favorable Financing

STRONG LIQUIDITY POSITION

- Significant pro-forma free cash flow generation
- Maintain average cash balance of $200M
- Revolving credit facility of $400M
- Leverage ratio of 3.0x by end of Fiscal Year 2021

ATTRACTIVE MATURITY & MIX PROFILE

- Extends our debt maturity
  - 7 years on the Term Loan B; LIBOR +175
  - 5 years on the Term Loan A; LIBOR +150 anticipated
- Targeting 70% fixed interest rate debt and 30% floating interest rate debt
- Blended borrowing rate projected at 4.5% for next 3 years


Debt Maturity Profile
($M)
$164M of mandatory debt repayments in first 3 years
$22
$60
$82
$99
$673
$11
$984
2020
2021
2022
2023
2024
2025
2026

SAIC's Financial Profile is Improved Through a Strong and Flexible Balance Sheet

47
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SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

Fiscal Year 2020 — Bridge to Free Cash Flow

($M)


$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
$250
$110
-$30
$30
$40
$400
SAIC Standalone FCF
Engility Standalone FCF
Integration Cost (After Tax)
Synergies (After Tax)
Net of Interest Savings and Lower Cash Taxes (After Tax)
Pro-Forma FCF

Estimating $400M of Free Cash Flow in FY2020 / $150M Increase from FY19

48
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Redefining Ingenuity

SAIC PROPRIETARY

 Substantial Deployable Cash Available for Disciplined Capital Allocation  49  70% of free cash flow available after regular dividend and mandatory debt repayments over the next 3 years   Assuming mandatory debt repayment only  Mandatory Debt Repayment Reduces Leverage to 2.7x by FY2022 Year-EndDeployable Cash Averages $317M Per Year After Regular Dividend and Mandatory Debt Payments              SAIC Investor Day  LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS  ENGILITY PERSPECTIVE  BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION   FINANCIAL OUTLOOK

SAIC Investor Day | LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS | BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION | ENGILITY PERSPECTIVE | FINANCIAL OUTLOOK

Financial Policy To Remain Consistent Post-Closing with Enhanced Deployable Cash

- Return capital in excess of operating needs to shareholders in absence of higher return capital deployment opportunities
  - Reasonable pro forma leverage, greater pro forma free cash flow generation, and credit facility enhancements allow for continuation of current financial policy and additional financial flexibility
- Disciplined and balanced capital deployment
  - Target total debt to EBITDA ratio less than or equal to 2.5x to 3.0x
  - Maintain quarterly cash dividend
  - SAIC's capital deployment policy to remain shareholder friendly with excess cash return to shareholders primarily through share repurchases
  - Continue to evaluate M&A consistent with existing strategic fit and increased customer access filters
- Liquidity level enhanced with target average cash balance of $200M and Revolving Credit Facility of $400M


3-Year Operating Cash Flow Allocation
11% Debt Repayment
16% Dividends
8% CapEx
65% Deployable Cash

Capital Deployment Strategy Remains Consistent:
Intend to Return Capital in Excess of Operating Needs to Shareholders in Absence of Higher Return Capital Deployment Opportunities

50
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Well Positioned for Sustained Profitable Growth and Value Creation  51    SAIC and Engility: Financially Stronger Together    Enhanced Margin Profile of 100 bps in Year 1; 170 bps by Year 3    Free Cash Flow Generation Expected to Double by Year 3    Double Digit Non-GAAP EPS and Free Cash Flow Accretion    Disciplined Capital Deployment for Shareholder Value Creation              SAIC Investor Day  LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS  ENGILITY PERSPECTIVE  BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION   FINANCIAL OUTLOOK

 Concluding Remarks  Tony Moraco, SAIC CEO

       Key Messages for our Stakeholders  53  You should leave here today with the understanding that….    1  2  3  4  We are confident in our strategy to drive growth based on current contracts and growth opportunities that are aligned with areas of strategic national importance  With additional market access and technical talent we increase our capacity to enhance our leadership in market segments in which we operate  SAIC’s significant increase in cash flow and disciplined capital deployment creates value for our shareholders  SAIC is repositioned as a stronger government technology integrator poised to capitalize on strong market dynamics and accelerate our growth              SAIC Investor Day  LONG TERM STRATEGY AND BUSINESS HIGHLIGHTS  ENGILITY PERSPECTIVE  BUSINESS OVERVIEW, OPERATING MODEL, AND INTEGRATION   FINANCIAL OUTLOOK

 Science Applications International Corporation Investor Day  InterContinental New York BarclayJanuary 7, 2019